

Financial Statements, Supplementary Information, and Reports of Independent Registered Public Accounting Firm

Cleary Gull Inc.

Year Ended December 31, 2018

[Available for Public Inspection]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Ave. - Suite 1850
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Wawrzyniakowski, CAO — 414-291-3858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln.	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James F. Wawrzyniakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wisconsin
County of Milwaukee
Signed and sworn to before me on 02/26/19
by James F. Wawrzyniakowski



T. Thanadabout
Notary Public

My commission expires: 11/30/2020

NOTARY PUBLIC T. THANADABOUT STATE OF WISCONSIN

James F. Wawrzyniakowski
Signature

Chief Administrative Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cleary Gull Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cleary Gull Inc., (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cleary Gull Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cleary Gull Inc.'s auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 12, 2019

Phone:708.489.1680 Fax:847.750.0490 **I dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A **I** Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor **I** Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 **I** Sarasota, FL 34237

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

Assets		2018
Current assets:		
Cash and cash equivalents	$	3,182,283
Receivables		68,166
Prepaids and other assets		114,729
Total current assets		3,365,178
Fixed assets, net		619,242
Other noncurrent assets		78,772
TOTAL ASSETS	$	4,063,192

Liabilities and Stockholder's Equity		2018
Current liabilities:		
Accounts payable and accrued expenses	$	313,488
Total current liabilities		313,488
Deferred rent incentive		473,741
Total liabilities		787,229
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		900,000
Retained earnings		2,375,962
Total stockholder's equity		3,275,963
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,063,192

The accompanying notes to the Financial Statements are an integral part of this statement.

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation, is a FINRA registered broker/dealer that provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and other financial advisory services.

The Company is a wholly owned subsidiary of CGIB, Inc. ("CGIB").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Other Assets

Receivables primarily represent amounts due from investment banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2018, there was no allowance for uncollectible accounts.

The prepaids and other assets balance on the Statement of Financial Condition is comprised of $18,060 for a security deposit for a building lease and $96,669 of prepaid expenses for technology and research services and miscellaneous prepaid employee benefits.

The other non-current asset balance on the Statement of Financial Condition is for notes receivable from employees related to signing bonuses which are amortized based on the terms of the offer letter.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of the Company's holding Company, CGIB. Accordingly, there is no state or federal tax provision reported by the Company.

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit/liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operations and in the statement of financial condition, and open tax years by major jurisdiction.

Uncertain tax positions are assessed for open tax years at a state and federal level (2016 and later), based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions.

Fixed Assets

Furniture and fixtures, computer equipment, and software are stated at cost less accumulated depreciation and amortization computed on the straight-line basis over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized on the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter.

Valuation of Long-lived Assets

The Company reviews the valuation of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management has determined that no impairment of long-lived assets existed as of December 31, 2018.

NOTE C – OPERATING LEASE

The Company occupies office space through an operating lease ending September 2027. At the beginning of the lease, the Company received 14 months of free rent and $408,000 in tenant improvement allowance to use toward buildout of the office space. The $408,000 is included as leasehold improvements in the statement of financial condition and is being amortized over the life of the lease. Both the unamortized free rent and tenant improvement allowance are shown as deferred rent incentive on the statement of financial condition and is being amortized over the life of the lease.

NOTE C – OPERATING LEASE (CONTINUED)

Estimated future minimum office and equipment lease payments are as follows:

2019	$	133,638
2020		136,979
2021		140,404
2022		143,914
2023		147,512
Thereafter		586,393
Total	$	1,288,840

NOTE D – COMMITMENTS AND CONTINGENCIES

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate that it is probable that a liability has been incurred and that the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. In the opinion of management, after consultation with counsel and given currently available information, the likelihood of an adverse contingency determination that would have a materially adverse effect on the Company's financial position or results of operation is remote. Management's assessment of contingencies is subject to change, which may result in a material effect on the results of operations in a future period.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2018, the Company had regulatory net capital of $2,395,054 and net capital requirements of $52,485, and its ratio of aggregate indebtedness to net capital was 0.33 to 1.

NOTE F – RELATED-PARTY TRANSACTIONS

The Company has an agreement with CGIB allowing the Company to pay certain expenses for CGIB and requiring CGIB to reimburse the Company. During 2018, the Company paid approximately $110,000 of CGIB expenses comprised of professional fees, corporate income taxes, interest expense, and office supplies of which all but $2,250 was reimbursed during the year. Included in receivables at December 31, 2018, was the $2,250 balance due from CGIB.

NOTE G – FIXED ASSETS

Fixed assets consisted of the following at December 31:

		2018
Leasehold improvements	$	631,574
Office equipment, furniture, and fixtures		200,611
Computer equipment and software		266,387
Total		1,098,572
Accumulated depreciation and amortization		(479,330)
Net fixed assets	$	619,242

NOTE H – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan at the discretion of the Board of Directors.